Exhibit 99.1

Borr Drilling Limited – Appointment of Magnus Vaaler as CFO

Borr Drilling Limited (the “Company”) (NYSE and OSE: “BORR”) is pleased to announce the appointment of Mr. Magnus Vaaler as its new Chief Financial Officer, replacing Mr. Christoph Bausch with effect from 28 December 2020.

Patrick Schorn, Chief Executive Officer, commented:

“I am pleased to announce Magnus as the new Chief Financial Officer of Borr Drilling. Magnus has been with the company since 2018 and has taken increasing responsibility in our finance team in the past year.  We are confident that this succession plan provides continuity and stability in this period where we are working with key stakeholders to complete our financial restructuring and strengthening our liquidity profile. I also want to thank Christoph for his strong contribution to Borr Drilling during this critical time and wish him well in pursuing his other interests.”

Magnus Vaaler, CFO designate said

“I am honoured that the Board has appointed me to succeed Christoph as Chief Financial Officer. We have a world class business with high quality people, a young and modern fleet and strong client relationships. There are short term challenges in the industry, but we have a strong dedicated team working to ensure that Borr Drilling overcomes these.”

Mr. Vaaler currently serves as VP of Investor Relations and Treasury in the Company. He brings many years of financial and offshore industry experience though seven years as Treasurer and VP Finance in Frontline Ltd. and three years as VP Finance in Offshore Merchant Partners. Mr. Vaaler holds a Bachelor of Commerce degree from University College Dublin.

Hamilton, Bermuda

27 December 2020

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.